United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: J. Alexander’s Holdings, Inc.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Marathon Partners Appalled by J. Alexander's Adjournment of Special Meeting to Delay the Failed Shareholder Vote on the Proposed Acquisition of 99 Restaurants

Marathon Condemns the Desperate Eleventh-Hour Manipulation as a Continued Attempt by Conflicted Parties to Complete a Highly Dilutive and Destructive Transaction at All Costs

Marathon Calls On J. Alexander's to Immediately Release the Preliminary Voting Results from Yesterday's Adjourned Special Meeting

Marathon Remains Skeptical That a Majority of Shareholders Voted to Approve the Merger Since J. Alexander's Needs More Time "To Solicit More Votes From Shareholders"

NEW YORK, Jan. 31, 2018 /PRNewswire/ -- Marathon Partners Equity Management, LLC, a New York-based investment firm, and its affiliated investment funds (collectively "Marathon Partners"), which beneficially own approximately 6.3% of the common stock of J. Alexander's Holdings, Inc. ("J. Alexander's" or, the "Company") (NYSE: JAX), issued the following statement today in response to the Company's adjournment of the Special Meeting of Shareholders to vote on the Company's proposed acquisition of 99 Restaurants, LLC ("99 Restaurants"). The rescheduled meeting, to be held on February 1, 2018, will no longer require shareholders to approve, by a two-thirds vote, the removal of the Tennessee Control Share Acquisition Act from the Company's Charter as a condition to closing.

Mario Cibelli, managing member of Marathon Partners, issued the following statement:

"With this latest maneuver, the Board of J. Alexander's continues to prioritize their self-interests above those of the shareholders. We continue to be exasperated by these thinly-veiled efforts to coerce approval of a transaction that is not in the best interests of shareholders and was rejected by the two leading independent proxy advisory firms, ISS and Glass Lewis. The Company stated that this eleventh hour change is favorable to shareholders, but nothing could be further from the truth. The fact is that J. Alexander's shareholders had many months to consider the proposed 99 Restaurants transaction and clearly did not approve it at yesterday's Special Meeting. We urge shareholders to stick with their vote against this ill-advised transaction and force a more robust and thorough investigation of value-creating alternatives."

Mr. Cibelli continued:

"The Company's attempt to interfere with the process by which shareholders vote on this acquisition is the exact opposite of the transparency that we would expect for a critical transaction that proposes to change control of the company. As we have stated in the past, the Company is not offering a premium to shareholders to compensate them for relinquishing control. We remain frustrated with the inadequate financial disclosures regarding 99 Restaurants' same-store sales, profitability and margins, and J. Alexander's preliminary financial results for the fourth quarter of 2017. One would think that this delay also offers the opportunity for the Board to release these critical financial metrics to the Company's shareholders so that they might make a more informed decision. We plan to urge a review of all strategic alternatives to maximize value if shareholders reject this deal, which it appears they have but for the manipulation and delay by the transaction's proponents. We call on J. Alexander's to immediately release yesterday's preliminary voting results in the name of full transparency. We also urge the J. Alexander's Board to immediately cease any and all manipulations of this vote and truthfully acknowledge that this deal was designed at the outset to benefit the interests of Fidelity National Financial, Inc. and related entities, above all else. Conflicted insiders and favors for others have come to define this transaction. Any fiduciary worth his or her salt can plainly see that there are far simpler and attractive options for creating shareholder value for J. Alexander's shareholders."

About Marathon Partners

Marathon Partners Equity Management, LLC is a fundamental, research intensive investment firm that deploys capital with a long-term investment horizon.

Investor Contact

Mario Cibelli

(212) 490-0399

http://www.marathonpartners.com

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, MARATHON PARTNERS EQUITY MANAGEMENT, LLC AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

SOURCE

Marathon Partners Equity Management, LLC

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.